Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Coeur Mining, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-112253) on Form S-8 of Coeur Mining, Inc. (formerly Coeur d’Alene Mines Corporation) of our report dated February 21, 2013, with respect to the consolidated balance sheets of Coeur Mining, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Coeur Mining, Inc.

/s/ KPMG LLP

Billings, Montana

May 17, 2013